OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

                                                               PARK AVENUE TOWER
                                                             65 EAST 55TH STREET
                                                        NEW YORK, NEW YORK 10022
                                                         TELEPHONE: 212.451.2300
                         May 22, 2007                    FACSIMILE: 212.451.2222

                                                               WWW.OLSHANLAW.COM

                                                       DIRECT DIAL: 212-451-2252
                                               EMAIL: KSCHLESINGER@OLSHANLAW.COM

VIA EDGAR AND FEDEX
-------------------
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Office of Mergers and Acquisitions
Attention:  Julia E. Griffith, Special Counsel

            RE:   BNS Holding, Inc. Comment Letter
                  Amended Schedule 13E-3 (File No. 005-13165)
                  Amended Preliminary Proxy Statement on Schedule 14A
                  (File No. 001-05881)
                  --------------------

Dear Ms. Griffith:

      We acknowledge receipt of your comment letter dated May 16, 2007 (the
"Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter with BNS Holding, Inc. (the "Company") and provide the following response on its behalf. We enclose a redlined version of the Amended
Schedule 13E-3 and the Amended Preliminary Proxy Statement on Schedule 14A (the
"Preliminary Schedule 14A") filed on the date hereof, marked to show changes from the version filed on May 7, 2007. Capitalized terms used herein and not separately defined have the meanings given to them in the Preliminary Schedule
14A. The numbering of our responses below corresponds to the numbering of your comments in the Comment Letter.

                                                               NEW JERSEY OFFICE
                                                    744 BROAD STREET, 16TH FLOOR
                                                              NEW YORK, NJ 07102
                                                         TELEPHONE: 973.331.7200
                                                         FACSIMILE: 973.331.7222

SCHEDULE 13E-3

ITEM 13. FINANCIAL STATEMENTS, PAGE 36

   1.    Comment: WE NOTE YOUR RESPONSE TO COMMENT 2. PLEASE NOTE THAT ITEM
         1010(C)(4) REQUIRES THAT THE RATIO OF EARNINGS TO FIXED CHARGES BE
         "COMPUTED IN A MANNER CONSISTENT WITH" ITEM 503(D) OF REGULATION
         S-K.  REGULATION M-A DOES NOTE EXEMPT THE FILING PERSON FROM
         INCLUDING THE INFORMATION IN THE CIRCUMSTANCES EXCLUDED BY
         REGULATION S-K, IT MERELY REQUIRES THAT THE INFORMATION BE COMPUTED
         IN THE MANNER SET FORTH IN REGULATION S-K.  PLEASE REVISE TO INCLUDE
         THE RATIO OF EARNINGS TO FIXED CHARGES, AS REQUIRED BY ITEM
         1010(C)(40 OF REGULATION M-A.

         Response: We have included the ratio of earnings to fixed charges. We also included a copy of the figures used to calculate the earnings to fixed charges ratio as Exhibit A to this letter.

SCHEDULE 14 A

BACKGROUND OF THE TRANSACTION, PAGE 7

   2.    Comment: WE NOTE YOUR RESPONSE TO COMMENT 3. WE STILL DO NOT SEE A
         DETAILED DISCUSSION OF THE BOARD'S REASONING IN DETERMINING TO PURSUE
         THE REVERSE STOCK SPLIT, ITS ANALYSIS OF THE TRANSACTION, AND THE
         SUBSTANCE OF THE DISCUSSIONS TAKING PLACE IN FISCAL 2005. PLEASE
         REVISE.

         Response: We have provided more information in the "Background on the
         Transaction" section with respect to the Board of Directors' analysis of the timing and desirability of a going private transaction, specifically through a reverse stock split and the substance of the discussions taking place, in fiscal 2005.

                                    * * * * *

      The Staff is invited to contact the undersigned with any comments or questions it may have. Please note that the Company would like to hold the stockholders meeting approving the various proposals as soon as possible.
Accordingly, we would appreciate your prompt advice as to whether you have any further comments.

                                          Sincerely,

                                         /s/ Kenneth A. Schlesinger
                                          Kenneth A. Schlesinger

cc:   Michael A. Warren, CEO BNS Holding, Inc.

Exhibit A - Figures Used to Compute Earnings to Fixed Charges Ratio

BNS HOLDING, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED
CHARGES
                                                         ---------------------------------------------------------------------------
                                                                               Actual                        Pro Forma
                                                         ---------------------------------------------------------------------------
                                                                     Year                Quarter        Year         Quarter
                                                                     Ended                Ended         Ended          Ended
                                                         ---------------------------------------------------------------------------
                                                           10/31/2006    10/31/2005     1/31/2007     10/31/2006      1/31/2007
                                                         ---------------------------------------------------------------------------
Earnings:

   Source:10KSB
       Pre-tax income from continuing operations           12,544,533     3,760,567
       Fixed Charges                                        2,498,436     2,004,594
                                                            ---------     ---------
       "Earnings"                                          15,042,969     5,765,161
                                                           ==========     =========

   Source: 10Q
       Pre-tax income (loss) from continuing operations                                (1,333,042)
       Fixed Charges                                                                    2,707,355
                                                                                        ---------
       "Earnings"                                                                       1,374,313
                                                                                        =========

   Source: Proxy
       Pre-tax income from continuing operations                                                      12,544,533     (1,333,042)
       Fixed Charges                                                                                   2,498,436      2,707,355
       Pro Forma Adjustments                                                                             (52,000)       (13,000)
                                                                                                      ----------      ---------
       "Earnings"                                                                                     14,990,969      1,361,313
                                                                                                      ==========      =========

Fixed Charges (Interest Expense)

   Source:10KSB
       Interest, Net                                        2,498,436     2,004,594
       Interest Income included
                                                            ---------     ---------
       "Fixed Charges"                                      2,498,436     2,004,594
                                                            =========     =========

   Source: 10Q
       Interest Expense                                                                 2,707,355
       Interest Income included                                                              --
                                                                                        ---------
       "Fixed Charges"                                                                  2,707,355
                                                                                        =========

   Source: Proxy
       Interest Expense                                                                                2,498,436     2,707,355
       Interest Income included                                                                             --            --
       Pro Forma Adjustments                                                                                --            --
                                                                                                       ---------     ---------
       "Fixed Charges"                                                                                 2,498,436     2,707,355
                                                                                                       =========     =========

                                                         ---------------------------------------------------------------------------
Ratio of Earnings to Fixed Charges                                6.0           2.9           0.5            6.0            0.5
                                                         ---------------------------------------------------------------------------